SUBSCRIPTION FORM

Registration:

____individual ____joint tenants ____tenants in common ____custodian ____trustee XX_other (specify)

Tensleep Financial Corporation   91-2015224
_____
First Name   M.I.   Last Name   Soc. Sec. Number

_____
First Name   M.I.   Last Name   Soc. Sec. Number

C/O 79860 Tangelo
_____   If held for a beneficiary, please indicate
Street Address   state of residence of the beneficiary.

La Quinta   CA   92253
_____
City   State   Zip Code

Make check payable to: **RX HealthCare Systems, Ltd. Cancellation of Debt for License Agreement**

Amount Invested: Number of Shares Purchased (Minimum 100 Units) 5,200 @ $25 per Unit = $130,000.

Mail Check and Subscription to: RX Healthcare Systems, Ltd.
                                   3631 East 7th Avenue Parkway
                                   Denver, CO 80206

Dealer Information:

Name of firm: _____

Name of Representative: _____

Address: _____

Telephone: (____) _____

_____
Company use only

Number of Shares to be issued 5,200 Investment Units Shares rejected _____

Authorized Signature _____

This Copy for Company